Exhibit 21.01

Subsidiaries	Incorporation
Under Armour Europe B.V.	The Netherlands
Under Armour Retail, Inc.	Maryland
Global Sourcing Ltd.	Hong Kong
UA International Holdings C.V.	The Netherlands

Subsidiaries not included in the list are omitted because, considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary.